Exhibit 99.1

Prophecy Closes $3,900,000 Private Placement with Eric Sprott, who Now Owns 9%

Vancouver, British Columbia, October 21, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX: PRPCF, Frankfurt:1P2N) is pleased to report that it has closed the private placement (the “Placement”) previously announced on October 7, 2019. The Placement raised gross cash proceeds of $3,900,000 for Prophecy through the issuance of 9,750,000 common shares (the “Shares”) of Prophecy, at a price of $0.40 per share.

Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation that is beneficially owned by him, acquired 5,000,000 shares under the Placement for a total consideration of $2,000,000. Following the completion of the private placement, Mr. Sprott's holdings represent 9% of the issued and outstanding common shares of the Company, Mr. Sprott beneficially owned 5,900,000 common shares in the Company prior to this investment. Mr. Sprott acquired the shares for investment purposes and with a long-term view of the investment.

Company management and directors purchased 400,000 shares of the Placement for $160,000.

The Company issued 654,500 shares as finder’s fees to Mackie Research Capital Corp.

All Shares are subject to a four-month-and-one-day hold period

The Company has 121,299,508 shares outstanding, after the closing of the Placement.

The Placement proceeds are expected to be used for the Company’s mineral project development and for general working capital purposes.

About Prophecy

Prophecy is developing Pulacayo silver project in Bolivia and Gibellini vanadium project in Nevada. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.